Exhibit (e)(24)

Excerpts from the ReachLocal, Inc. Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission on March 30, 2016

Item 9B. Other Information.

Amended and Restated Employment Letter with Ross G. Landsbaum

On March 28, 2016, the Company entered into an amended and restated employment letter with Ross G. Landsbaum, the Company’s Chief Financial Officer.

The employment letter provides Mr. Landsbaum an annual base salary of $400,000 per year (effective July 1, 2016) and an annual bonus opportunity of up to 100% of his base salary. The employment letter also provides that Mr. Landsbaum’s 2016 annual bonus will not be less than 100% of his base salary. During his employment, Mr. Landsbaum will continue to be eligible to participate in the Company’s health and welfare, retirement and other plans and programs that the company makes available to senior executives from time to time. On March 28, 2016, in connection with entering into the employment letter, Mr. Landsbaum was granted 40,000 restricted stock units pursuant to the Company’s Amended and Restated 2008 Stock Incentive Plan, which will vest 25% on the one-year anniversary of the date on which we entered into the employment letter, and quarterly thereafter for the subsequent three years, subject to Mr. Landsbaum’s continued employment through the applicable vesting date.

Under the employment letter, upon the occurrence of a “change in control” (as defined in the Company’s Change in Control and Severance Policy (the “Severance Policy”)) of the Company, then Mr. Landsbaum will be entitled to receive his 2016 annual bonus and each of Mr. Landsbaum’s equity awards will, immediately prior to the occurrence of the change in control, vest with respect to 100% of the then-remaining outstanding unvested shares. Mr. Landsbaum’s employment letter also provides that he will be eligible to participate in the Severance Policy as a Group A participant. In the event Mr. Landsbaum gives the Company at least three months’ notice, he may resign effective December 31, 2016 and receive certain severance benefits available to him as a Group A Participant under the Severance Policy.